UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                    LASMO plc
                                ---------------
                                (Name of Issuer)


                           Ordinary Shares of 25p each
                           American Depositary Shares
                          ----------------------------
                         (Title of Class of Securities)

                           G53831106: Ordinary Shares
                      501730204: American Depositary Shares
                     ---------------------------------------
                                 (CUSIP Numbers)

J. Barclay Collins II                                with copies to:
Executive Vice President and General Counsel         Timothy B. Goodell, Esq.
Amerada Hess Corporation                             White & Case LLP
1185 Avenue of the Americas                          1155 Avenue of the Americas
New York, NY  10036                                  New York, NY 10036
(212) 997-8500                                       (212) 819-8200

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 2000
                             ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP No. G53831106 (Ordinary Shares) and 501730204 (ADSs)


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amerada Hess Corporation           I.R.S. Identification No. 13-4921002

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK; 00

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            270,718,581
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         270,718,581
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.1%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 13D

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the Ordinary Shares of 25p each ("Ordinary Shares") and American Depositary Shares representing Ordinary Shares ("ADS") of LASMO plc, a public limited company incorporated in England and Wales ("LASMO"), the principal executive offices of which are located at 101 Bishopsgate, London EC2M 3XH, England.

Item 2.  Identity and Background

         (a) - (c); (f) This statement on Schedule 13D is being filed by Amerada Hess Corporation ("Amerada Hess"), a corporation organized under the laws of Delaware which is an integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, the refining of crude oil and the sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the United Kingdom, Norway, Denmark, Brazil, Algeria, Gabon, Indonesia, Azerbaijan and Thailand. The address of Amerada Hess' principal place of business is 1185 Avenue of the Americas, New York, New York, 10036.

         On November 6, 2000, Goldman Sachs International ("Goldman Sachs") announced, on behalf of Amerada Hess, a recommended offer for the entire issued and to be issued share capital of LASMO (the "Offer"). The Offer will be made on the following basis: for each 78.7 Ordinary Shares held Pound Sterling 98.29 in cash and 1 new share of Amerada Hess Common Stock (the "New Amerada Hess Shares") and for every 78.7 ADSs (each ADS representing three Ordinary Shares) held, Pount Sterling 294.87 in cash and 3 New Amerada Hess Shares.

         If consummated, the Offer will result in the issue of up to approximately 17.1 million New Amerada Hess Shares (representing approximately
16.3 per cent of the ordinary share capital of Amerada Hess as enlarged as a result of the Offer). The Offer is subject to a number of conditions including
(i) the receipt of valid acceptances by Amerada Hess in respect of not less than ninety per cent (90%) (or such lesser percentage as Amerada Hess may decide) in nominal value of Ordinary Shares (including Ordinary Shares represented by ADSs) provided that this condition will not be satisfied unless Amerada Hess shall have acquired Ordinary Shares (including Ordinary Shares represented by ADSs) carrying, in aggregate, more than fifty per cent (50%) of the voting rights then exerciseable at general meetings of LASMO and (ii) the New Amerada Hess Shares having been authorized for listing, subject to official notice of issuance, on the New York Stock Exchange (the "NYSE") and the registration statement to be filed by Amerada Hess with the United States Securities and Exchange Commission in respect of the New Amerada Hess Shares having been declared effective. The Long Form Press Release, dated as of November 6, 2000, issued by Amerada Hess in connection with the Offer is incorporated herein by reference as Exhibit 1. The Short Form Press Release, dated as of November 6, 2000, issued by Amerada Hess in connection with the Offer is incorporated herein by reference as Exhibit 2.

         The transaction has been unanimously approved by the boards of directors of both Amerada Hess and LASMO. Each of the directors of LASMO, being Joseph Darby, Thierry Hughes Baudouin de Jean Baptiste de Rhoder, Paul Colbeck Murray, Roy Gregory Reynolds, Nigel Victor Turnball, Timothy Pienne Brennand, Hugh Edward Norton and Antony Peverell Hichens ( the "LASMO Directors"), have given irrevocable undertakings to Amerada Hess and Goldman Sachs (the "Director Undertakings") pursuant to which they have agreed, subject to the terms and conditions set forth therein, to accept the Offer and to vote (on certain resolutions bearing on the Offer) their combined total of approximately 0.1% of the Ordinary Shares as directed by Amerada Hess. The Director Undertakings are described in more detail in Item 6. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Joseph Darby is incorporated herein by reference and is attached as Exhibit 3 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Thierry Hughes Baudouin de Jean Baptiste de Rhoder is incorporated herein by reference and is attached as Exhibit 4 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Paul Colbeck Murray is incorporated herein by reference and is attached as Exhibit 5 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Roy Gregory Reynolds is incorporated herein by reference and is attached as
Exhibit 6 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Nigel Victor Turnball is incorporated herein by reference and is attached as Exhibit 7 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Timothy Pienne Brennand is incorporated herein by reference and is attached as Exhibit 8 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Hugh Edward Norton is incorporated herein by reference and is attached as Exhibit 9 hereto. The Director Undertaking between Amerada Hess, Goldman Sachs, LASMO and Antony Peverell Hichens is incorporated herein by reference and is attached as Exhibit 10 hereto.

         Amerada Hess and LASMO have entered into an agreement (the "Inducement Agreement") pursuant to which LASMO has agreed not to solicit a takeover offer from any third party and to pay Pound Sterling 24 million to Amerada Hess if the Offer lapses or is withdrawn under certain circumstances or if the LASMO Directors withdraw their recommendation, and in certain other circumstances. The Inducement Agreement contains certain confirmations relating to the granting of subscription rights and the issuance of new Ordinary Shares and certain confirmations regarding Ordinary Shares issued pursuant to various option plans of LASMO. The Inducement Agreement is described in more detail in Item 6. The Inducement Agreement between Amerada Hess and LASMO is incorporated herein by reference and is attached as Exhibit 11 hereto.

         Two of LASMO's principal shareholders, Electrafina S.A. ("Electrafina") and Schroder Investment Management Limited ("SIM") have also each given undertakings (the "Irrevocable Undertakings") with Amerada Hess and Goldman Sachs pursuant to which Electrafina and SIM have agreed, subject to the terms and conditions set forth therein, to accept the Offer and to vote their 7.3%, in the case of Electrafina, and 12.8%, in the case of SIM, as directed by Amerada Hess. The Irrevocable Undertakings are described in more detail in Item 6 below. The Irrevocable Undertaking with Electrafina is incorporated herein by reference and is attached as Exhibit 12 hereto. The Irrevocable Undertaking with SIM is incorporated herein by reference and is attached as Exhibit 13 hereto.

         Attached as Schedule I hereto is a list of the executive officers and directors of Amerada Hess, which contains the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All such persons are citizens of the United States, except for W.S.K. Laidlaw, who is a citizen of the United Kingdom.

         (d) - (e) During the last five years neither Amerada Hess nor to the best of Amerada Hess' knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Amerada Hess has not purchased any Ordinary Shares (including Ordinary Shares represented by ADSs) as of the date of this statement. It is estimated that full acceptance of the Offer would require, in addition to the issuance of approximately 17.1 million New Amerada Hess Shares, the payment by Amerada Hess of a maximum cash amount of approximately $3 billion in cash. In the event that Amerada Hess does acquire Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to the Offer, the funds to be used for such purchases will be obtained from Amerada Hess' working capital, the issuance of debt securities or bank borrowings.

Item 4.  Purpose of the Transaction

         The purpose of the Offer is to acquire all the issued and to be issued Ordinary Shares and ADSs of LASMO. If Amerada Hess acquires more than 90% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) it will be able to effect a compulsory acquisition procedure in accordance with the United Kingdom Companies Act, and upon consummation thereof, LASMO would become a wholly owned subsidiary of Amerada Hess.

         Subject to certain matters described below, it is currently expected that, initially following the consummation of the Offer, the business and operations of LASMO will generally continue as they are currently being conducted. Amerada Hess will continue to evaluate all aspects of the business, operations, capitalization and management of LASMO during the pendency of the Offer and after the consummation of the Offer and will take such further actions as it deems appropriate under the circumstances then existing. Amerada Hess intends to seek additional information about LASMO during this period. Thereafter, Amerada Hess intends to review such information as part of a comprehensive review of LASMO's business, operations, capitalization and management. As a result of the completion of the Offer, the interest of Amerada Hess in LASMO's net book value and net earnings will be in proportion to the number of Ordinary Shares and ADSs acquired in the Offer. If a compulsory acquisition is consummated, Amerada Hess' interest in such items and in LASMO's equity generally will equal 100% and Amerada Hess will be entitled to all benefits resulting from such interest, including all income generated by LASMO's operations and any future increase in LASMO's value. Similarly, Amerada Hess will also bear the risk of losses generated by LASMO's operations and any future decrease in the value of LASMO after a compulsory acquisition. Subsequent to a compulsory acquisition, the current holders of LASMO's Ordinary Shares and ADSs will cease to have any direct equity interest in LASMO and will not have any right to vote on corporate matters.

         Following the consummation of the Offer, Amerada Hess intends to apply to the UK Listing Authority to have the Ordinary Shares delisted, apply to the London Stock Exchange to have the Ordinary Shares cease trading, apply to the NYSE to have the ADSs delisted, terminate the deposit agreement through which the ADS program is operated and seek to have the registration of the Ordinary Shares and the ADSs under the Securities Exchange Act of 1934, as amended (the "Exchange Act") terminated.

         Amerada Hess may at any time and from time to time acquire additional Ordinary Shares or ADSs or securities convertible or exchangeable for Ordinary Shares or ADSs or dispose of Ordinary Shares or ADSs. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended and the Exchange Act.

         Except as described herein, Amerada Hess has no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving LASMO or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of LASMO or any of its subsidiaries or in any other material changes to LASMO's capitalization, dividend policy, corporate structure, business or composition of the board of directors of LASMO or the management of LASMO, except that Amerada Hess intends to review the composition of the boards of directors (or similar governing bodies) of LASMO and its subsidiaries and to cause the election to such boards of directors (or similar governing bodies) of certain of its representatives following the consummation of the Offer.

Item 5.  Interest in Securities of the Issuer

         (a) As a  result  of the  Director  Undertakings  and  the  Irrevocable
Undertakings, Amerada Hess may be deemed to be the beneficial owner of 270,718,581 Ordinary Shares, which would represent approximately 20.1% of the Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding (based on 1,344,328,323 Ordinary Shares outstanding as reported in LASMO's Form 20-F filed on June 29, 2000).

         (b)  Pursuant  to  the  Director   Undertakings   and  the  Irrevocable
Undertakings, Amerada Hess has shared power to vote all the Ordinary Shares owned by the Directors, Electrafina and SIM (270,718,581 Ordinary Shares) in the limited circumstances set forth in the Director Undertakings and the Irrevocable Undertakings.

         (c) Except as described herein, neither Amerada Hess nor, to the best of Amerada Hess' knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Ordinary Shares or ADSs during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described herein, neither Amerada Hess nor, to the best of Amerada Hess' knowledge, the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of LASMO, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

1.       Director Undertakings

         The terms of the Director Undertakings are the same in all material respects except for the amount of Ordinary Shares involved and, in certain instances, the Directors will be providing not only Ordinary Shares but shares that will be derived from certain option plans. Joseph Darby owns 119,458 Ordinary Shares and is entitled to receive 300,869 Ordinary Shares pursuant to option plans. Thierry Hughes Baudouin de Jean Baptiste de Rhoder owns a total of 18,275 Ordinary Shares. Paul Colbeck Murray owns a total of 65,268 Ordinary Shares and is entitled to receive 141,039 Ordinary Shares pursuant to option plans. Roy Gregory Reynolds owns a total of 16,465 Ordinary Shares. Nigel Victor Turnball owns a total of 32,442 Ordinary Shares. Timothy Pienne Brennand owns a total of 16,807 Ordinary Shares. Hugh Edward Norton owns a total of 12,442 Ordinary Shares. Finally, Antony Peverell Hichens owns a total of 43,122 Ordinary Shares.

         Pursuant to the Director Undertakings, each of the Directors has undertaken to Amerada Hess that they will accept the Offer. Each Director has also agreed that, until the date on which the Offer ceases to be open for acceptances, each Director will exercise the voting rights attached to his Ordinary Shares in connection with certain resolutions relating to the Offer only in accordance with Amerada Hess' directions. Each Director has also undertaken to use his best efforts to procure that LASMO and the LASMO board of directors provide all reasonable assistance to Amerada Hess in connection with the Offer.

2.       Inducement Agreement

         Pursuant to the Inducement Agreement, LASMO has agreed not to solicit a takeover offer from any third party and to pay Pound Sterling 24 million to Amerada Hess if, inter alia, (i) the Offer lapses or is withdrawn following an announcement, made during the period that the Offer remains open, of any proposal involving a change of control of LASMO by a third party or any acquisition or disposal of assets with a value in excess of Pound Sterling 100 million which, in either case, is completed at any time in 2001; (ii) while the Offer remains open, the board of directors of LASMO ceases to recommend the Offer or qualifies its recommendation or; (iii) LASMO takes action which will prevent a condition to the Offer being fulfilled in a material way.

         LASMO has also agreed with Amerada Hess that it will not grant any further subscription rights, nor will it allot or issue new Ordinary Shares, except insofar as required under previously granted options or other rights to acquire Ordinary Shares which cannot be satisfied by the payment of cash or the transfer of existing issued shares.

         The Inducement Agreement also contains certain confirmations from LASMO regarding the ownership of Methodplan Ltd. ("Methodplan"), the number of shares of Methodplan (the "Methodplan Shares") and the ability to use Methodplan Shares to satisfy the exercise of share options granted to employees of the eligible subsidiaries of LASMO pursuant to certain option schemes of LASMO. Pursuant to the Inducement Agreement, LASMO agrees to procure that (i) Methodplan will not sell or otherwise dispose of or encumber any Methodplan Shares or acquire any further Ordinary Shares; and (ii) Methodplan will accept the Offer in respect of the Ordinary Shares owned by it as Amerada Hess may direct no later than five
(5) business days after the date of the making of the Offer.

         The Inducement Agreement also contains details regarding how the exercise of share options under the option schemes are to be satisfied. LASMO agrees to procure that, during the period of the Offer, no further awards or grants of options will be made under the option schemes and that LASMO will not allot or issue any further share capital except as required by the option schemes.

3.       Irrevocable Undertakings with Electrafina and SIM

         The terms of the Irrevocable Undertakings with Electrafina and SIM are the same in all material respects except that the Irrevocable Undertaking with Electrafina involves 98,336,161 Ordinary Shares and the Irrevocable Undertaking with SIM involves 171,616,233 Ordinary Shares.

         Pursuant to the Irrevocable Undertakings, Electrafina and SIM have undertaken to Amerada Hess that they will accept the Offer. Electrafina and SIM have also agreed that, until the date on which the Offer ceases to be open for acceptance, Electrafina and SIM will exercise the voting rights attached to their Ordinary Shares in connection with certain resolutions relating to the Offer only in accordance with Amerada Hess' directions.

         Electrafina's and SIM's obligations to accept the Offer will lapse in the event of the announcement of an offer by a third party for the fully diluted Ordinary Shares which is more than one hundred and ten per cent (110%) of the lower of (a) 180p and (b) the Offer as at the close of trading on the NYSE trading day immediately preceding such announcement (translating the value of New Amerada Hess Shares from U.S. dollars to sterling at the exchange rate prevailing at the time).

Item 7.  Material to be filed as Exhibits

         1. Long Form Press Release, dated as of November 6, 2000. The Long Form Press Release was filed by Amerada Hess on Form 8-K on November 6, 2000 and is incorporated herein by reference.

         2. Short Form Press Release, dated as of November 6, 2000. The Short Form Press Release was filed by Amerada Hess on Form 8-K on November 6, 2000 and is hereby incorporated by reference.

         3. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Joseph Darby.

         4. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Thierry Hughes Baudouin de Jean Baptiste de Rhoder.

         5. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Paul Colbeck Murray.

         6. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Roy Gregory Reynolds.

         7. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Nigel Victor Turnball.

         8. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Timothy Pienne Brennand.

         9. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Hugh Edward Norton.

         10. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Antony Peverell Hichens.

         11. Inducement Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation and LASMO plc.

         12.    Letter  Agreement  dated as of  November  6,  2000 by and  among
                Amerada  Hess  Corporation,   Goldman  Sachs  International  and
                Electrafina S.A.

         13.    Letter  Agreement  dated as of  November  6,  2000 by and  among
                Amerada  Hess  Corporation,   Goldman  Sachs  International  and
                Schroders Investment Management Limited.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2000


                                         AMERADA HESS CORPORATION



                                         By:     /s/ J. Barclay Collins II
                                            ------------------------------------
                                            Name: J. Barclay Collins II
                                            Title:    Executive Vice President
                                                      and General Counsel

         The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Amerada Hess Corporation. The principal address of Amerada Hess Corporation and, unless indicated below, the current business address for each individual listed below is 1185 Avenue of the Americas, 40th Floor, New York, NY 10036 (212) 997-8500. Each such person is, unless indicated above, a citizen of the United States. The current executive officers are identified by an asterisk.

Name and Current                                          Present Principal  Occupation or Employment;  Material Positions
Business Address                                          Held During the Past Five Years
John B. Hess*......................................       Chairman of the Board,  Chief  Executive  Officer of Amerada Hess
                                                          Corporation  since  1995;  Director of Amerada  Hess  Corporation since 1978.

W.S.H. Laidlaw*....................................       President,  Chief Operating  Officer of Amerada Hess  Corporation
                                                          since 1995; Director of Amerada Hess Corporation since 1994.

J. Barclay Collins II*.............................       Executive  Vice  President,   General  Counsel  of  Amerada  Hess
                                                          Corporation; Director of Amerada Hess Corporation since 1986.

John Y. Schreyer*..................................       Executive  Vice  President,  Chief  Financial  Officer of Amerada
                                                          Hess  Corporation;  Director of Amerada  Hess  Corporation  since
                                                          1990.

Allan A. Bernstein*................................       Senior Vice President of Amerada Hess Corporation.

F. Lamar Clark*....................................       Senior Vice President of Amerada Hess Corporation.

John A. Gartman*...................................       Senior Vice  President  of Amerada Hess  Corporation  since 1997;
                                                          Vice President of Public Service  Electric and Gas Company in the
                                                          area of energy marketing.

Neal Gelfand*......................................       Senior Vice President of Amerada Hess Corporation.

Gerald A. Jamin*...................................       Senior Vice President and Treasurer of Amerada Hess Corporation.

Lawrence H. Ornstein*..............................       Senior Vice President of Amerada Hess Corporation.

Roger B. Oresman...................................       Consulting  Partner,   Milbank,   Tweed,  Hadley  &  McCloy  LLP;
                                                          Director since 1969.

F. Borden Walker*1.................................       Senior Vice  President  of Amerada Hess  Corporation  since 1996;
                                                          General  Manager  in areas  of  gasoline  marketing,  convenience store development and advertising at Mobil Corporation.

Peter S. Hadley....................................       Director of Amerada Hess  Corporation  since 1991;  Former Senior
                                                          Vice President of Metropolitan Life Insurance Company.

William R. Johnson.................................       Director of Amerada  Hess  Corporation  since  1996;  Chairman of
                                                          H.J. Heinz  Company since  September 2000 and President and Chief
                                                          Executive Officer of H.J. Heinz  Company since 1998 after serving in various  senior  executive  positions;  Director of Cincinnati
                                                          Financial Corporation; Director of PNC Bank.

William I. Spencer.................................       Director  of  Amerada  Hess   Corporation   since  1982;   Former
                                                          President  and  Chief  Administrative  Officer  of  Citicorp  and
                                                          Citibank, N.A.

Nicholas F. Brady..................................       Director of Amerada Hess Corporation  since 1994;  Chairman Darby
                                                          Overseas  Investments,  Ltd.;  Former  Secretary  of  the  United
                                                          States  Department of the Treasury;  Former Chairman of the Board
                                                          of Dillon,  Read & Co., Inc.;  Director of C2, Inc.;  Director of
                                                          H.J.  Heinz  Company;  Director  or Trustee of various  Templeton mutual funds.

Thomas H. Kean.....................................       Director of Amerada Hess Corporation since 1990; President,  Drew
                                                          University;  Former Governor of the State of New Jersey; Director
                                                          of ARAMARK  Corporation;  Director of Bell Atlantic  Corporation;
                                                          Director of the CIT Group,  Inc.;  Director of United  Healthcare
                                                          Corporation.

Frank A. Olson.....................................       Director of Amerada Hess Corporation  since 1998; Chief Executive
                                                          Officer  of the  Hertz  Corporation  in  1998;  Retired  as Chief
                                                          Executive  Officer of the Hertz Corporation in 1999 and continues as  non-executive  Chairman  of the  Board;  Director  of  Becton
                                                          Dickinson  and  Company;  Director  of Fuel  America  Enterprises
                                                          Holdings, Inc.

Edith E. Holiday...................................       Director  of  Amerada  Hess  Corporation  since  1993;  Attorney;
                                                          Former  Assistant  to the  President  of the  United  States  and
                                                          Secretary of the Cabinet;  Former General Counsel,  United States
                                                          Department  of the  Treasury;  Director  of Beverly  Enterprises,
                                                          Inc.; Director of Hercules, Incorporated;  Director of H.J. Heinz
                                                          Company;  Director of RTI International Metals, Inc.; Director or
                                                          trustee of various Franklin Templeton mutual funds.

Robert N. Wilson...................................       Director of Amerada Hess  Corporation  since 1996;  Vice Chairman of the Board of  Directors  of  Johnson &  Johnson;  Director  of
                                                          United States Trust Corporation.

Robert F. Wright...................................       Director  of  Amerada  Hess   Corporation   since  1981;   Former
                                                          President   and  Chief   Operating   Officer  of   Amerada   Hess
                                                          Corporation.

1 Except for Messrs. Walker and Gartman, each of the above officers has been employed by Amerada Hess Corporation or its subsidiaries in various managerial and executive capacities for more than five years.

                                  EXHIBIT INDEX

         1. Long Form Press Release, dated as of November 6, 2000. The Long Form Press Release was filed by Amerada Hess on Form 8-K on November 6, 2000 and is incorporated herein by reference.

         2. Short Form Press Release, dated as of November 6, 2000. The Short Form Press Release was filed by Amerada Hess on Form 8-K on November 6, 2000 and is hereby incorporated by reference.

         3. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Joseph Darby.

         4. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Thierry Hughes Baudouin de Jean Baptiste de Rhoder.

         5. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Paul Colbeck Murray.

         6. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Roy Gregory Reynolds.

         7. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Nigel Victor Turnball.

         8. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO plc and Timothy Pienne Brennand.

         9. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO and Hugh Edward Norton.

         10. Letter Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation, Goldman Sachs International, LASMO and Antony Peverell Hichens.

         11. Inducement Agreement dated as of November 6, 2000 by and among Amerada Hess Corporation and LASMO plc.

         12.    Letter  Agreement  dated as of  November  6,  2000 by and  among
                Amerada  Hess  Corporation,   Goldman  Sachs  International  and
                Electrafina S.A.

         13.    Letter  Agreement  dated as of  November  6,  2000 by and  among
                Amerada  Hess  Corporation,   Goldman  Sachs  International  and
                Schroders Investment Management Limited.